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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  LaBarge, Inc.
                            (Exact Name of Registrant
                          as Specified in its Charter)

                                    Delaware
                    (State of Incorporation or Organization)

                                   73-0574586
                      (IRS Employer Identification Number)

                               9900A Clayton Road
                            St. Louis, Missouri 63124
                    (Address of Principal Executive Offices)

  If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.[ ]

  If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.[X]

  Securities Act Registration Statement file number to which this form relates: ____________ (if applicable).

  Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class to be           Name of each exchange on which each
          so registered                      class is to be registered

              None                                Not Applicable

 Securities to be registered pursuant to Section 12(g) of the Act:

          Series C Junior Participating Preferred Stock Purchase Rights
                                (Title of Class)



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Item 1. Description of Registrant's Securities to be Registered.

         On November 8, 2001, the Board of Directors of LaBarge, Inc. (the "Company") adopted a Shareholder Rights Plan (the "Rights Plan"). The purpose of the Rights Plan is to deter certain coercive takeover tactics and enable the Board of Directors to represent effectively the interest of shareholders in the event of a takeover attempt. The Rights Plan does not deter negotiated mergers or business combinations that the Board of Directors determines to be in the best interests of the Company and its shareholders.

         To implement the Rights Plan the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock (the "Common Shares") of the Company. The dividend will be paid on November 19, 2001 to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series C Junior Participating Preferred Stock of the Company, $1.00 par value (the "Preferred Shares"), at a price of $21.00 per one one-thousandth of a Preferred Share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and UMB Bank , N.A., as Rights Agent.

RIGHTS ATTACH TO COMMON SHARES INITIALLY

         Initially and until a Distribution Date (as defined below) occurs, the Rights are attached to all Common Shares and no separate Rights certificates will be issued. During this initial period,

         -        the Rights are not exercisable;

         - the Rights are transferred with the Common Shares and are not transferable separately from the Common Shares;

         - new Common Share certificates or book entry shares issued will contain a notation incorporating the Rights Agreement by reference; and

         - the transfer of any Common Shares will also constitute the transfer of the Rights associated with those Common Shares.

DISTRIBUTION OF RIGHTS

         Separate certificates evidencing the Rights will be mailed to holders of record of the Common Shares on the "Distribution Date." The Distribution Date is the earlier to occur of the following two events (or such later date as may be determined by the Board of Directors, upon approval by a majority of the directors):

         - the tenth day after a public announcement that a person or group of affiliated or associated persons has acquired 15% or more of the outstanding Common Shares


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                  (thereby becoming an "Acquiring Person" under the Rights Plan;
                  the date of such public announcement is referred to as the "Stock Acquisition Date"); or

         - the tenth day after the commencement or announcement of a tender or exchange offer by a person or group for 15% or more of the outstanding Common Shares.

         Acquisitions by the following persons will not result in the person becoming an Acquiring Person: The Company, any subsidiary, any employee benefit plan of the Company, a person who becomes an Acquiring Person as a result of inheritance (unless and until such person acquires additional Common Shares not beneficially owned by such person or which such person did not have the right to acquire from the Company on the date of the Rights Plan), Pierre L. LaBarge, Jr., Craig E. LaBarge, or any other person approved in advance by the Board of Directors.

         After the Distribution Date, the Rights will be tradable separately from the Common Shares. After the Distribution Date and after the Company's right to redeem (as described below) has expired, the Rights will be exercisable in two different ways depending on the circumstances as set forth below.

RIGHT TO PURCHASE STOCK

         In the event that, any time following the Distribution Date, a person or group becomes an Acquiring Person, each holder of a Right (except those held by the Acquiring Person and its affiliates and associates) will have the right to purchase, upon exercise, Common Shares (or, in certain circumstances, Preferred Shares or other similar securities of the Company) having a value equal to two times the exercise price of the Right. In other words, the Rights holders other than the Acquiring Person may purchase Common Shares or other securities at a 50% discount.

         For example, at the exercise price of $21.00 per Right, each Right not owned by an Acquiring Person would entitle its holder to purchase $42.00 worth of Common Shares (or other consideration, as noted above) for $21.00. Assuming a value of $6 per Common Share at such time, the holder of each valid Right would be entitled to purchase 7 Common Shares for $21.00.

RIGHT TO PURCHASE ACQUIRING PERSON STOCK

         Alternatively, if, in a transaction not approved by the Board of Directors prior to the time any person or group becomes an Acquiring Person, the Company is acquired in a merger or other business combination or 50% or more of its assets or earning power are sold after a person or group has become an Acquiring Person, and the Company's redemption right has expired, proper provision will be made so that each holder of a Right will thereafter have the right to purchase, upon exercise, that number of shares of common stock of the acquiring company as have a market value of two times the exercise price of the Right. In other words, a Rights holder may purchase the acquiring company's common stock at a 50% discount.



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EXCHANGE OF COMPANY STOCK FOR RIGHTS

         At any time after any person or group becomes an Acquiring Person and before the Acquiring Person acquires 50% or more of the outstanding Common Shares, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

REDEMPTION

         The Rights are redeemable by the Company in whole, but not in part, at a price of $.001 per Right at any time up to and including the tenth day after the time that a person or a group has become an Acquiring Person, subject to extension of this redemption period by the Board of Directors. Immediately upon redemption the right to exercise will terminate and the only right of holders will be to receive the redemption price.

EXPIRATION OF RIGHTS

         The Rights will expire on November 7, 2011 unless the expiration date is extended by amendment as described below or unless the Rights are earlier redeemed or exchanged by the Company as described above.

AMENDMENTS

         As long as the Rights are redeemable, the terms of the Rights may be amended by the Board of Directors in its discretion without the consent of the Rights holders. After the Rights are no longer redeemable, no amendment may adversely affect the interests of the Rights holders (other than the Acquiring Person).

MISCELLANEOUS

         The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are subject to adjustment under certain circumstances. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred Share that may be purchased upon exercise of each Right should approximate the value of one Common Share.

         Until a Right is exercised, a Rights holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         A copy of the Rights Agreement specifying the terms of the Rights, which includes as Exhibit B the form of Right Certificate, is attached hereto as
Exhibit 4 and is incorporated herein by


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reference. The foregoing description of the Rights does not purport to be complete as is qualified in its entirety by reference to such Rights Agreement.

Item 2. Exhibits

         3. Form of Certificate of Designations for Series C Junior Participating Preferred Stock.

         4. Form of Rights Agreement dated as of November 12, 1998 between LaBarge, Inc. and UMB Bank, N.A., as Rights Agent, which includes as Exhibit B the form of Right Certificate.


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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 8, 2001


LABARGE, INC.


By: /s/ Donald H. Nonnenkamp
   -------------------------------------------
        Donald H. Nonnenkamp, Vice
        President, Chief Financial Officer &
        Secretary





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